SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 902 Broadway,11th Floor, New York, NY 10010
(Name, address and telephone number of person authorized to receive notices and communications)

02/12/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92672V	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 59,606,910
SHARES BENEFICIALLY	8	SHARED VOTING POWER 62,306,910
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 59,606,910
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 62,306,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,306,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share, of Viggle Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)	The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company. The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY 10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchase of the Company’s securities.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired 5,000,000 shares of the Company’s Common Stock on February 12, 2013.  On February 11, 2013, Sillerman Investment Company II, LLC (the “Lender”), an affiliate of the Reporting Person provided an additional line of credit (the “Second Line of Credit”) to the Company in the amount of up to $25,000,000.  An affiliate of the Reporting Person, Sillerman Investment Company, LLC, had previously provided the Company with a line of credit of up to $20,000,000, and that $20,000,000 line of credit (the “First Line of Credit”) had been fully drawn by the Company.  The Lender provided the Second Line of Credit to the Company to meet the Company’s ongoing capital needs.  In consideration of the Lender's agreement to provide the Second Line of Credit, the Company issued to the Lender thereunder 5,000,000 shares of the Company's common stock. Such 5,000,000 shares of the Company's common stock were issued on February 12, 2013 in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereunder and Rule 506 of Regulation D promulgated thereunder.  Because the transactions involving the Second Line of Credit were between the Company and an affiliate of the Reporting Person, who is the Executive Chairman and Chief Executive Officer of the Company, the Company formed a special committee of independent directors to review the proposed transactions.  Such special committee reviewed and unanimously approved such transactions.  The Company has also agreed that all net proceeds received by the Company or any of its wholly-owned subsidiaries from any debt or equity offering by the Company or any of such subsidiaries must first be applied toward the payment in full of all outstanding principal and accrued and unpaid interest outstanding under the Second Line of Credit Note.

The Reporting Person intends to engage in negotiations with the Company relating to the First Line of Credit and the Second Line of Credit as soon as practicable in an attempt to restructure such indebtedness on a long term basis.

Other than the negotiations which the Reporting Person intends to have with the Company as described in the preceding paragraph, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, or (j) any action similar to any of those enumerated above.

CUSIP No. 92672V	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 62,306,910 shares of common stock, including the following:
(i)	The Reporting Person directly owns 5,730,455 shares of the Company’s common stock.
(ii)	The Reporting Person also indirectly owns 56,576,455 shares of the Company’s common stock, including the following:
a.	46,267,000 shares of common stock owned by Sillerman Investment Company, LLC;
b.	5,000,000 shares of common stock owned by Sillerman Investment Company II, LLC,
c.	2,064,000 shares of common stock issuable upon the exercise of warrants held by Sillerman Investment Company, LLC which are exercisable at $8.00 per share;
d.	545,455 shares of common stock issuable upon the exercise of warrants held by Sillerman which are exercisable at $5.00 per share; and
e.	2,700,000 shares of common stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse.

For purposes of Items 7 and 9 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the reporting Person’s spouse.  Those additional 2,700,000 shares are included in Items 8 and 10 of the cover page of this Schedule 13D. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 82,641,753 shares of its common stock outstanding.  Accordingly, the 62,306,910 shares owned by the Reporting Person and described above represent 74.4% of the Company’s common stock.  The acquisition of the 5,000,000 shares of the Company’s common stock as described in Item 4 of this Schedule 13D are the only transactions in the Company’s common stock in the previous 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of Sillerman Investment Company, LLC and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

Item 7.	Material to be filed as Exhibits.

Reference is made to the Line of Credit Grid Promissory Note, dated as of February 11, 2013, by and between the Company and Sillerman Investment Company II LLC, which is attached as Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2013.

CUSIP No. 92672V	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

Date: February 25, 2013	By:	/s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: Executive Chairman and Chief Executive Officer